January 18, 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Spirit Airlines, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-178336)

Ladies and Gentlemen:

As Representatives of the several underwriters of the proposed public offering of up to 11,000,000 shares of common stock (and up to 1,650,000 additional shares of common stock upon exercise of an over-allotment option), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 2:00 p.m. eastern time on January 19, 2012, or as soon thereafter as is practicable.

In connection with the above-referenced Registration Statement, we wish to advise you that on the date hereof we are effecting the distribution of 2,115 copies of the Company’s Preliminary Prospectus dated January 17, 2012 to prospective underwriters, institutional investors, prospective dealers, individuals, rating agencies and others.

We have been informed by the participating underwriters that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

BARCLAYS CAPITAL INC.
MORGAN STANLEY & CO. LLC
CITIGROUP GLOBAL MARKETS INC.,
As Representatives of the several Underwriters

By: Barclays Capital Inc.

By:	/s/ VICTORIA HALE
Name:	Victoria Hale
Title:	Vice President

By: Morgan Stanley & Co. LLC

By:	/s/ GAURAV GUPTA
Name:	Gaurav Gupta
Title:	Vice President

By: Citigroup Global Markets Inc.

By:	/s/ ERIC WOOLEY
Name:	Eric Wooley
Title:	Director